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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*


                              COMPUTER MOTION, INC.
                              ---------------------

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)

                                    205253107

                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

------------------------                              --------------------------
CUSIP NO. 205253107                                         PAGE 2 OF 4 PAGES
------------------------                              --------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yulun Wang
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
          NUMBER OF            5       SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY           ------- -----------------------------------------
          OWNED BY             6       SHARED VOTING POWER
            EACH                       973,174
          REPORTING            ------- -----------------------------------------
           PERSON              7       SOLE DISPOSITIVE POWER
            WITH                       0
                               ------- -----------------------------------------
                               8       SHARED DISPOSITIVE POWER
                                       973,174
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          973,174(1)
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.6%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

(1) Includes 19,752 shares owned by minor children of Yulun Wang. Dr. Wang disclaims beneficial ownership of shares owned by such children.

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ITEM 1.

          (a)  Name of Issuer:  Computer Motion, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
                      130-B Cremona Drive
                      Goleta, CA 93117

ITEM 2.

          (a)  Name of Person Filing:  Yulun Wang

          (b)  Address of Principal Business Office:
                      130-B Cremona Drive
                      Goleta, CA 93117

          (c)  Citizenship:  United States of America

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number: 205253107

ITEM 3.

          If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act;

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e) [ ] Investment advisor registered under Section 203 of the Investment Advisors Act of 1940;

          (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund;

          (g) [ ] Parent holding company, in accordance with Section 240.13d-1(b)(ii)(G);

          (h) [ ] A group, in accordance with Section 240.13d-1(b)(1)(2)(H).

ITEM 4.   OWNERSHIP.

          As of December 31, 1998:

          (a)  Amount beneficially owned: 973,174(1) shares of Common Stock

          (b)  Percent of Class: 11.6%

          (c) The reporting person has sole power to vote or to direct the vote of 0 shares Common Stock, and sole power to dispose or to direct the disposition of 0 shares of Common Stock

(1) Includes 19,752 shares owned by minor children of Yulun Wang. Dr. Wang disclaims beneficial ownership of shares owned by such children.

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ITEM 5.   OWNERSHIP OF 5% OR LESS OF CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6.   OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 9, 1999                    By: /s/ YULUN WANG
                                               -------------------
                                                    Yulun Wang